                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 11 - K




              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             FOR THE TRANSITION PERIOD FROM _________ TO __________


                        COMMISSION FILE NUMBER 333-22679

                        ---------------------------------

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

                        ---------------------------------


                           ZARING NATIONAL CORPORATION
                       11300 CORNELL PARK DRIVE, SUITE 500
                           CINCINNATI, OHIO 45242-1825

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500






                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                              FINANCIAL STATEMENTS

                                      AS OF

                           DECEMBER 31, 1998 AND 1997


                                  TOGETHER WITH

                                AUDITORS' REPORT

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                                      INDEX


                                                                        PAGE(S)
                                                                        -------

Report of Independent Public Accountants                                  1-2

Statements of Net Assets Available for Plan Benefits
   with Fund Information                                                  3-4

Statements of Changes in Net Assets Available for Plan Benefits
   with Fund Information                                                  5-6

Notes to Financial Statements                                            7-11

Schedule of Assets Held for Investment Purposes                           12

Schedule of Reportable Transactions                                       13

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                    Report of Independent Public Accountants
                    ----------------------------------------

To the Board of Directors of
     Zaring National Corporation:

         We have audited the accompanying statements of net assets available for plan benefits, with fund information of the ZARING NATIONAL CORPORATION RETIREMENT BENEFIT PLAN as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information of the Zaring National Corporation Retirement Benefit Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio,
     June 18, 1999

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998



                                                                      PARTICIPANT DIRECTED
                                  --------------------------------------------------------------------------------------


                                                           BLACK ROCK   BLACK ROCK   BLACK ROCK
                                  BLACK ROCK  BLACK ROCK    LARGE CAP    LARGE CAP    SMALL CAP
                                     MONEY       CORE        VALUE        GROWTH       GROWTH      JANUS        JANUS
                                    MARKET       BOND        EQUITY       EQUITY       EQUITY    WORLDWIDE    GROWTH &
                                   PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO    PORTFOLIO    FUND      INCOME FUND
                                  ----------  ----------  ----------   -----------   ----------  ---------   -----------
ASSETS
------
Cash and cash equivalents         $        -  $        -  $        -   $         -   $        -  $       -   $       -

Investments, at market value
   (Note 2)-
     Mutual funds                    466,265      79,975     390,546       422,001      153,587    266,907     601,521
     Common stock                          -           -           -             -            -          -           -

Employer contribution receivable     166,715      22,846      45,292        50,175       44,200     67,170     150,740
Employee contribution receivable      17,895           -           -             -            -          -           -
                                  ----------  ----------  ----------   -----------   ----------  ---------   -----------
       Net assets available for
         plan benefits            $  650,875  $  102,821  $  435,838   $   472,176   $  197,787  $ 334,077   $ 752,261
                                  ==========  ==========  ==========   ===========   ==========  =========   ===========


                                                               NON-
                                                            PARTICIPANT
                                    PARTICIPANT DIRECTED     DIRECTED
                                   ----------------------  ------------
                                                              ZARING
                                                             NATIONAL
                                                            CORPORATION
                                    FIDELITY     ZARING       STOCK
                                     EQUITY     NATIONAL    LIQUIDITY
                                     GROWTH    CORPORATION     FUND
                                      FUND        STOCK     (TEMPORARY)      TOTAL
                                   ----------  ----------  ------------   ----------
ASSETS
------
Cash and cash equivalents          $        -  $        -  $      3,802   $    3,802

Investments, at market value
   (Note 2)-
     Mutual funds                     197,078           -             -    2,577,880
     Common stock                           -     341,493             -      341,493

Employer contribution receivable       64,284           -       161,690      773,112
Employee contribution receivable            -           -             -       17,895
                                   ----------  ----------  ------------   ----------
       Net assets available for
         plan benefits             $  261,362  $  341,493  $    165,492   $3,714,182
                                   ==========  ==========  ============   ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                                      PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------------------------------


                                                           BLACK ROCK   BLACK ROCK   BLACK ROCK
                                  BLACK ROCK  BLACK ROCK    LARGE CAP    LARGE CAP    SMALL CAP
                                     MONEY       CORE        VALUE        GROWTH       GROWTH      JANUS        JANUS
                                    MARKET       BOND        EQUITY       EQUITY       EQUITY    WORLDWIDE    GROWTH &
                                   PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO    PORTFOLIO    FUND      INCOME FUND
                                  ----------  ----------  ----------   -----------   ----------  ---------   -----------
ASSETS
------
Cash and cash equivalents         $        -  $        -  $        -   $         -   $        -  $       -   $       -

Investments, at market value
   (Note 2)-
     Mutual funds                    457,587      52,401     384,629       268,200      103,714    121,990     117,966
     Common stock                          -           -           -             -            -          -           -

Employer contribution receivable           -           -           -             -            -          -           -
Employee contribution receivable      21,954           -           -             -            -          -           -
                                  ----------  ----------  ----------   -----------   ----------  ---------   ---------
       Net assets available for
         plan benefits            $  479,541  $   52,401  $  384,629   $   268,200   $  103,714  $ 121,990   $ 117,966
                                  ==========  ==========  ==========   ===========   ==========  =========   =========


                                   PARTICIPANT DIRECTED    NON-PARTICIPANT DIRECTED
                                  ----------------------  --------------------------
                                                             ZARING
                                                            NATIONAL
                                                           CORPORATION
                                   FIDELITY     ZARING       STOCK         ZARING
                                    EQUITY     NATIONAL    LIQUIDITY      NATIONAL
                                    GROWTH    CORPORATION     FUND       CORPORATION
                                     FUND        STOCK     (TEMPORARY)      STOCK       TOTAL
                                  ----------  ----------  ------------   -----------  ----------
ASSETS
------
Cash and cash equivalents         $      -    $        -  $      8,696   $         -  $    8,696

Investments, at market value
   (Note 2)-
     Mutual funds                  100,595             -             -             -   1,607,082
     Common stock                        -       214,853             -        94,166     309,019

Employer contribution receivable         -             -        13,289             -      13,289
Employee contribution receivable         -             -             -             -      21,954
                                  ----------  ----------  ------------   -----------  ----------
       Net assets available for
         plan benefits            $100,595    $  214,853  $     21,985   $    94,166  $1,960,040
                                  ==========  ==========  ============   ===========  ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                      PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------------------------------


                                                           BLACK ROCK   BLACK ROCK   BLACK ROCK
                                  BLACK ROCK  BLACK ROCK    LARGE CAP    LARGE CAP    SMALL CAP
                                     MONEY       CORE        VALUE        GROWTH       GROWTH      JANUS        JANUS
                                    MARKET       BOND        EQUITY       EQUITY       EQUITY    WORLDWIDE    GROWTH &
                                   PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO    PORTFOLIO    FUND      INCOME FUND
                                  ----------  ----------  ----------   -----------   ----------  ---------   -----------
ADDITIONS:

  Employer contributions          $  167,204  $   23,520  $   47,320   $    51,227   $   45,465  $  68,102   $   152,292
  Employee contributions             107,374      20,472      80,289        71,490       81,023    118,019       314,176
  Realized and unrealized net
   gains (losses)
     (Notes 2 and 5)                  22,342       5,139      31,823       115,855        6,828     41,946       107,943

 DEDUCTIONS:
  Distributions to participants
   (Note 1)                          (67,020)     (8,610)    (51,839)      (50,062)     (30,405)   (34,333)      (66,721)

TRANSFERS                            (58,566)      9,899     (56,384)       15,466       (8,838)    18,353       126,605
                                  ----------  ----------  ----------   -----------   ----------  ---------   -----------
   Increase (decrease) in net
     assets available for plan
     benefits                        171,334      50,420      51,209       203,976       94,073    212,087       634,295

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year       479,541      52,401     384,629       268,200      103,714    121,990       117,966
                                  ----------  ----------  ----------   -----------   ----------  ---------   -----------
 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year          $  650,875  $  102,821  $  435,838   $   472,176   $  197,787  $ 334,077   $   752,261
                                  ==========  ==========  ==========   ===========   ==========  =========   ===========


                                   PARTICIPANT DIRECTED    NON-PARTICIPANT DIRECTED
                                  ----------------------  --------------------------
                                                             ZARING
                                                            NATIONAL
                                                           CORPORATION
                                   FIDELITY     ZARING       STOCK         ZARING
                                    EQUITY     NATIONAL    LIQUIDITY      NATIONAL
                                    GROWTH    CORPORATION     FUND       CORPORATION
                                     FUND        STOCK     (TEMPORARY)      STOCK       TOTAL
                                  ----------  ----------  ------------   -----------  ----------
ADDITIONS:

  Employer contributions          $   64,834  $        -  $    154,848   $         -  $  774,812
  Employee contributions              90,084           -       114,513             -     997,440
  Realized and unrealized net
   gains (losses)
     (Notes 2 and 5)                  48,149     (15,762)          283             -     364,546

 DEDUCTIONS:
  Distributions to participants
   (Note 1)                          (19,562)    (53,581)         (523)            -    (382,656)

TRANSFERS                            (22,738)    195,983      (125,614)      (94,166)          -
                                  ----------  ----------  ------------   -----------  ----------
   Increase (decrease) in net
     assets available for plan
     benefits                        160,767     126,640       143,507       (94,166)  1,754,142

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year       100,595     214,853        21,985        94,166   1,960,040
                                  ----------  ----------  ------------   -----------  ----------
 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year          $  261,362  $  341,493  $    165,492   $         -  $3,714,182
                                  ==========  ==========  ============   ===========  ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                 PARTICIPANT DIRECTED
                       ------------------------------------------------------------------------------------------------------
                                                                      BLACK
                                                                      ROCK                      BLACK
                                                BLACK    BLACK ROCK   LARGE                     ROCK
                       BLACK ROCK    BLACK      ROCK     LARGE CAP     CAP      BLACK ROCK    SMALL CAP  INVESCO
                          MONEY      ROCK      MANAGED     VALUE      GROWTH   INTERNATIONAL   GROWTH    SELECT
                         MARKET    CORE BOND   INCOME      EQUITY     EQUITY      EQUITY       EQUITY    INCOME     JANUS
                        PORTFOLIO  PORTFOLIO  PORTFOLIO  PORTFOLIO  PORTFOLIO    PORTFOLIO    PORTFOLIO   FUND    WORLDWIDE
                       ----------  ---------  ---------  ---------  ---------  -------------  ---------  -------  ---------
ADDITIONS:
  Employer
    contributions      $    2,687  $     981  $       -  $   8,076  $   6,074  $           -  $   6,577  $     -  $   2,583
  Employee
    contributions          76,447      7,036      2,165     57,622     44,085          5,808     44,262      179     16,481
  Realized and
     unrealized net
     gains (losses)                    2,532      1,606     77,749     55,241          7,148      8,773       54      4,210
     (Notes 2 and 5)       24,933

 DEDUCTIONS:
  Distributions to
   participants (Note 1)  (50,145)    (4,098)      (920)   (12,150)   (16,046)        (5,181)    (8,087)    (851)   (12,074)

TRANSFERS                 (43,518)    45,950    (46,526)     4,701      1,081       (101,255)     3,721   (1,398)   110,790
                       ----------  ---------  ---------  ---------  ---------  -------------  ---------  -------  ---------
   Increase
     (decrease) in
     net assets
     available for
     plan benefits         10,404     52,401    (43,675)   135,998     90,435        (93,480)    55,246   (2,016)   121,990

 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year      469,137          -     43,675    248,631    177,765         93,480     48,468    2,016          -
                       ----------  ---------  ---------  ---------  ---------  -------------  ---------  -------  ---------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year         $  479,541  $  52,401  $       -  $ 384,629  $ 268,200  $           -  $ 103,714  $     -  $ 121,990
                       ==========  =========  =========  =========  =========  =============  =========  =======  =========


                              PARTICIPANT DIRECTED       NON-PARTICIPANT DIRECTED
                        -------------------------------  ------------------------
                                                           ZARING
                                                          NATIONAL
                                                         CORPORATION
                         JANUS    FIDELITY     ZARING      STOCK         ZARING
                        GROWTH &   EQUITY     NATIONAL    LIQUIDITY     NATIONAL
                         INCOME    GROWTH   CORPORATION     FUND      CORPORATION
                          FUND      FUND       STOCK     (TEMPORARY)     STOCK        TOTAL
                        --------  --------  -----------  -----------  -----------  ----------
ADDITIONS:
  Employer
    contributions       $  4,901  $  2,371  $         -  $    28,908  $         -  $   63,158
  Employee
    contributions         43,329    27,230        2,842       82,559            -     410,045
  Realized and
     unrealized net
     gains (losses)       21,603    15,693      (71,770)         241            -     148,013
     (Notes 2 and 5)

 DEDUCTIONS:
  Distributions to
   participants (Note 1)  (3,512)  (10,282)     (25,141)        (236)           -    (148,723)

TRANSFERS                 20,646    10,408       71,228     (105,772)      29,944           -
                        --------  --------  -----------  -----------  -----------  ----------
   Increase
     (decrease) in
     net assets
     available for
     plan benefits        86,967    45,420      (22,841)       5,700       29,944     472,493

 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year      30,999    55,175      237,694       16,285       64,222   1,487,547
                        --------  --------  -----------  -----------  -----------  ----------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year         $ 117,966  $100,595  $   214,853  $    21,985  $    94,166  $1,960,040
                        ========  ========  ===========  ===========  ===========  ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


(1)    PLAN DESCRIPTION-
       ----------------

       The following description of the Zaring National Corporation Retirement Benefit Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       (a) GENERAL--The Plan is a defined contribution plan established January 1, 1979, by Zaring National Corporation (the Company) and most recently amended and restated as of January 1, 1998.

              The Plan is available to all employees who meet the stipulated age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) CONTRIBUTIONS--Participants may make voluntary contributions to the Plan on a before-tax basis (401(k) or voluntary contributions) subject to stipulated maximums. In accordance with the amended and restated Plan, effective January 1, 1998, the Company's matching contribution is equal to 25% of participant deferrals up to 6% of participant compensation, subject to certain limits as required by the Internal Revenue Code (IRC) and profit sharing contribution is equal to 3.75% of participant compensation. Unallocated employee contribution receivables of $17,895 and $21,954 at December 31, 1998 and 1997, are included in the money market portfolio.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


       (c) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's voluntary contributions, matching contributions and an allocation of the Company's profit sharing contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants who have not terminated employment may request a distribution of their voluntary contributions.

       (d) VESTING--Once eligible for the Plan, participants are immediately vested in their account balances.

       (e) INVESTMENT OPTIONS--Participants may direct their voluntary contributions and, effective January 1, 1998, Company contributions to be invested into a number of segregated funds. At December 31, 1998, the participant investment options and the nature of the underlying assets of these investment options are summarized as follows:

                    INVESTMENT OPTION                                  UNDERLYING ASSETS
              ------------------------------                 ----------------------------------------
              Black Rock Money Market                        Short-term, quality, U.S. dollar-
                Portfolio                                    denominated instruments

              Black Rock Core Bond Portfolio                 Investment grade fixed income securities
                                                             in the 5 to 10 year maturity range

              Black Rock Large Cap Value                     Common stocks with price to earnings
                Equity Portfolio                             ratios below average.

              Black Rock Large Cap Growth                    U.S. equity securities
                Equity Portfolio

              Black Rock Small Cap Growth                    Common stocks of small-cap companies
                Equity

              Janus Worldwide Fund                           Common stocks of foreign and domestic
                                                             companies.

              Janus Growth & Income Fund                     Primarily domestic equity securities

              Fidelity Equity Growth Fund                    Common stocks of small and large
                                                             companies

              Company Stock                                  Zaring National Corporation common
                                                             stock

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


       (f) PAYMENT OF BENEFITS--Participants become eligible for benefit payments upon retirement, termination, disability, or death. Participants receive a joint and survivor annuity or they may elect a lump sum payment, a life annuity, or equal installments over their assumed life expectancy.

       (g) EXPENSES OF THE PLAN--The Company pays the administrative expenses of the Plan and provides administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan. The total return earned on investments is net of the investment-related fees.

       (h) PARTICIPANT LOANS--The Plan does not provide for borrowings by participants.

       (i) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-
       ------------------------------------------

       (a) BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

       (b) INVESTMENT VALUATION--The Plan's investments are stated at fair value based on quoted market prices as of the last day of the Plan year. Net realized and unrealized appreciation (depreciation) is reflected currently in the statements of changes in net assets available for plan benefits.

              The computation of unrealized appreciation (depreciation) in Plan investments is based on the market values of the Plan investments at year end compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


(3)    TAX STATUS-
       ----------

       The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)    PRIORITIES UPON PLAN TERMINATION-
       --------------------------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(5)    ADDITIONAL INFORMATION-
       ----------------------

       During 1998 and 1997, the Plan's investments (including investments, bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                       1998             1997
                                                     ---------        ---------
              Mutual funds                           $ 380,025        $ 219,542
              Common stock                             (15,479)         (71,529)
                                                     ---------        ---------
                                                     $ 364,546        $ 148,013
                                                     =========        =========

       The following investments have market values in excess of five percent of net assets available for plan benefits as of yearend:

                                                                                                 DECEMBER 31,
                                                                                          -------------------------
                                                                                            1998              1997
                                                                                          --------         --------
              Black Rock Money Market Portfolio                                           $466,265         $457,587

              Black Rock Large Cap Value Equity Portfolio                                  390,546          384,629

              Black Rock Large Cap Growth Equity Portfolio                                 422,001          268,200

              Black Rock Small Cap Growth Equity Portfolio                                 153,587          103,714

              Janus Worldwide Fund                                                         266,907          121,990

              Janus Growth & Income Fund                                                   601,521          117,966

              Fidelity  Equity Growth Fund                                                 197,078          100,595

              Zaring National Corporation common stock                                     341,493          309,019

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


(6)    RELATED PARTY TRANSACTIONS-
       --------------------------

       Certain Plan investments are managed by the Company and PNC Bank, N.A.
       (PNC). PNC is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.


(7)    RECONCILIATION TO FORM 5500-
       ---------------------------

       As of December 31, 1998 and 1997, the Plan had approximately $552 and $19,400 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

       The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1998 and 1997:

                                                                                   NET ASSETS AVAILABLE FOR PLAN
                                           1998 BENEFITS                               BENEFITS, DECEMBER 31,
                                             PAYABLE TO          1998          ----------------------------------------
                                            PARTICIPANTS     BENEFITS PAID           1998                     1997
                                           -------------     -------------     ----------------           -------------
         Per financial statements          $           -     $     382,656     $      3,714,182           $   1,960,040
         Amounts pending distribution
           to participants                           552               552                 (552)                (19,400)

         Reversal of prior year amounts
           pending distribution to
           participants                                -           (19,400)                   -                       -
                                           -------------     -------------     ----------------           -------------
         Per Form 5500                     $         552     $     363,808     $      3,713,630           $   1,940,640
                                           =============     =============     ================           =============

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
    IDENTITY OF ISSUER, BORROWER,              RATE OF INTEREST, COLLATERAL,                                CURRENT
      LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                       COST           VALUE
-------------------------------------    ---------------------------------------            --------        --------
MUTUAL FUNDS:
*Black Rock Funds                        Money Market Portfolio,                            $402,433        $466,265
                                            363,012 shares
*Black Rock Funds                        Large Cap Value Equity Portfolio,                   359,177         390,546
                                            24,424 shares
*Black Rock Funds                        Large Cap Growth Equity Portfolio,                  303,771         422,001
                                            20,095 shares
*Black Rock Funds                        Core Bond Portfolio,                                 79,912          79,975
                                            8,169 shares
*Black Rock Funds                        Small Cap Growth Equity Portfolio,                  141,271         153,587
                                            7,101 shares
Janus Worldwide Funds                    Growth and Income Fund,                             535,907         601,521
                                            20,671 shares
Janus Worldwide Funds                    World Wide Fund,                                    233,263         266,907
                                            5,636 shares
Fidelity Investments                     Equity Growth Fund,                                 169,151         197,078
                                            3,453 shares

COMMON STOCKS:

*  Zaring National Corporation           Common stock,                                       366,297         341,493
                                            39,028 shares

*    Represents a party-in-interest.


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                EIN:  31-1506058
                                                                  1998 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                    CURRENT VALUE OF
                                                                                SELLING  COST OF  ASSET ON TRANSACTION     NET
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET         PURCHASE PRICE  PRICE    ASSET          DATE (A)      GAIN (LOSS)
--------------------------    ---------------------------------  -------------- -------- -------- -------------------- -----------
*Black Rock Funds             Money Market Portfolio                $144,766    $      - $144,766    $      -             $      -
*Black Rock Funds             Money Market Portfolio                       -     161,456  148,937           -               12,519
*Black Rock Funds             Large Cap Value Equity Portfolio       127,847           -  127,847           -                    -
*Black Rock Funds             Large Cap Value Equity Portfolio             -     127,949  113,956           -               13,993
*Black Rock Funds             Large Cap Growth Equity Portfolio      120,844           -  120,844           -                    -
*Black Rock Funds             Large Cap Growth Equity Portfolio            -      53,359   45,092           -                8,267
*Black Rock Funds             Small Cap Growth Equity Portfolio      103,956           -  103,956           -                    -
*Black Rock Funds             Small Cap Growth Equity Portfolio            -      60,911   62,889           -               (1,978)
Janus Worldwide               Worldwide Fund                         156,157           -  156,157           -                    -
Janus Worldwide               Worldwide Fund                               -      49,552   47,622           -                1,930
Janus Worldwide               Growth & Income Fund                   522,107           -  522,107           -                    -
Janus Worldwide               Growth & Income Fund                         -     106,085   99,229           -                6,856
Fidelity Investments          Equity Growth Fund                     121,146           -  121,146           -                    -
Fidelity Investments          Equity Growth Fund                           -      50,485   43,795           -                6,690
*Zaring National Corporation  Zaring Stock Fund                      168,228           -  168,228           -                    -
*Zaring National Corporation  Zaring Stock Fund                            -     119,993  135,007           -              (15,014)
*PNC Bank, N.A.               Zaring Stock Liquidity Fund            143,407           -  143,407           -                    -
*PNC Bank, N.A.               Zaring Stock Liquidity Fund                  -     148,302  148,302           -                    -

(A) The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.
 *  Represents a party-in-interest transaction.

                 The accompanying notes to financial statements
                     are an integral part of this statement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   June 30, 1999
                                                 ZARING NATIONAL CORPORATION
                                                 RETIREMENT BENEFIT PLAN

                                                 By  /s/ Ronald G. Gratz
                                                     -----------------------
                                                     Ronald G. Gratz
                                                     Chief Financial Officer

                                                     ZARING NATIONAL CORPORATION